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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                  Sepracor Inc.
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             (Exact Name of Registrant as Specified in its Charter)


         DELAWARE                                          22-2536587
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(State or Other Jurisdiction                             (IRS Employer
     of Incorporation)                                 Identification No.)


                     111 Locke Drive, Marlborough, MA     01752
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               (Address of Principal Executive Offices) (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act registration statement file number to which this form relates:

                                 NOT APPLICABLE
                                 --------------
                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                      Name of Each Exchange on Which
        to be so Registered                      Each Class is to be Registered
-----------------------------------------        ------------------------------
          Not applicable                                  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On June 3, 2002, the Board of Directors (the "Board of Directors") of Sepracor Inc. (the "Company"), declared a dividend of one preferred stock purchase right (collectively, the "Rights") for each outstanding share of the Company's common stock, $0.10 par value per share (the "Common Stock"), to stockholders of record at the close of business on June 21, 2002 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share (the "Series A Junior Participating Preferred Stock"), at a purchase price of $175.00 in cash, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a rights agreement dated June 3, 2002 (the "Rights Agreement") between the Company and EquiServe Trust Company, N.A., as Rights Agent.

         Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of Common Stock ("Common Stock Certificates"), and no separate certificates representing the rights (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock, and the "Distribution Date" will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock. The Distribution Date may be deferred in circumstances determined by the Board of Directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock Certificates outstanding on the Record Date, together with the summary of rights set forth in the Rights Agreement (the "Summary of Rights") to be mailed to stockholders, or by new Common Stock Certificates issued after the Record Date that contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such Common Stock Certificates; and (iii) the surrender for transfer of any certificates for Common Stock outstanding (with or without a copy of the Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will not be exercisable until the Distribution Date and will expire upon the close of business on June 3, 2012 (the "Final Expiration
Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that any person becomes an Acquiring Person, unless the event causing the 20% threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the Current Market Price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as


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the Rights are no longer redeemable by the Company as described below.
Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."

         For example, at an exercise price of $175 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $175 such number of shares of Common Stock (or other consideration, as noted above) as equals $175 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock. Assuming that the Common Stock had a market price of $87.50 per share at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock, having a market value of 4 x $87.50, or $350, for $175.

         In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the Current Market Price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

         For example, at an exercise price of $175 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $175 such number of shares of common stock of the acquiring company as equals $175 divided by one-half of the Current Market Price of such common stock. Assuming that such common stock had a market price of $87.50 per share at such time, the holder of each valid Right would be entitled to purchase four shares of common stock of the acquiring company, having a market value of 4 x $87.50, or $350, for $175.

         At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         The Purchase Price payable, and the number of units of Series A Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Participating Preferred Stock, (ii) if holders of the Series A Junior Participating Preferred Stock are granted certain rights or warrants to subscribe for Series A Junior Participating Preferred Stock or convertible securities at less than the then-Current Market Price of the Series A Junior Participating Preferred Stock, or (iii) upon the distribution to holders of the Series A Junior Participating Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in


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Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Junior Participating Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Series A Junior Participating Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Junior Participating Preferred Stock on the last trading date prior to the date of exercise.

         Series A Junior Participating Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Junior Participating Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Series A Junior Participating Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Participating Preferred Stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Junior Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         At any time prior to the earlier of the tenth business day (or such later date as may be determined by the Board of Directors of the Company) after the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the Board of Directors in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Any provision of the Rights Agreement, other than the Redemption Price, may be amended by the Board of Directors prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board of Director's authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

         The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board of Directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a


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substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, a copy of which has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K dated June 4, 2002 and are incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Company.

ITEM 2.  EXHIBITS.

EXHIBIT NUMBER               DESCRIPTION
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1                            Rights Agreement dated June 3, 2002 between
                             Sepracor Inc. and EquiServe Trust Company, N.A., which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating
                             Preferred Stock, as Exhibit B the Form of Rights
                             Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company's Current
                             Report on Form 8-K, File No. 0-19410, filed on June
                             4, 2002).


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                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        Sepracor, Inc.


Date: June 4, 2002                      By: /s/ Robert F. Scumaci
                                            ---------------------------------
                                            Robert F. Scumaci
                                            Executive Vice President, Finance
                                            and Administration and Treasurer


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                                  Exhibit Index

EXHIBIT NUMBER               DESCRIPTION
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1                            Rights Agreement dated June 3, 2002 between
                             Sepracor, Inc. and EquiServe Trust Company, N.A., which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating
                             Preferred Stock, as Exhibit B the Form of Rights
                             Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company's Current
                             Report on Form 8-K, File No. 0-19410, filed on June
                             4, 2002).


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